# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: PennantPark Private Income Fund, CIK 0002089126
CUSIP: 000000000
Title of class of securities: Common Shares, Par Value $0.001 Per Share
Address of issuer's principal executive offices: 1691 Michigan Avenue, Miami Beach, Florida (FL), 33139
Date of event which requires filing of this statement: 12/09/2025
Filed by CIK 0001284937
Persons authorized to receive notices and communications: Thomas J. Friedmann, One International Place, 40th Floor, 100 Oliver Street, Boston, Massachusetts (MA), 02110, (617) 728-7100

## Reporting persons
- Arthur H. Penn (CIK 0001284937): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,000,000; shared voting power 0; sole dispositive power 1,000,000; shared dispositive power 0; aggregate amount beneficially owned 1,000,000 (55% of the class)
  Comment: (1) In regards to row 2 above, Mr. Penn indirectly beneficially owns the securities disclosed herein by virtue of his ownership of PennantPark Private Holdings, LP.
- PennantPark Private Holdings, LP (CIK 0002101268): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 1,000,000; shared voting power 0; sole dispositive power 1,000,000; shared dispositive power 0; aggregate amount beneficially owned 1,000,000 (55% of the class)
  Comment: (1) In regards to row 2 above, Mr. Penn indirectly beneficially owns the securities disclosed herein by virtue of his ownership of PennantPark Private Holdings, LP.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, Par Value $0.001 Per Share
Name of issuer: PennantPark Private Income Fund
Address of issuer's principal executive offices: 1691 Michigan Avenue, Miami Beach, Florida (FL), 33139

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Mr. Arthur H. Penn, a natural person, and PennantPark Private Holdings, LP, a Delaware limited partnership ("Private Holdings" and, together with Mr. Penn, the "Reporting Persons" and each, a "Reporting Person"). Mr. Penn controls the governance of Private Holdings and has the majority of economic ownership of Private Holdings.
Residence or business address: The principal business address of both Reporting Persons is 1691 Michigan Avenue, Miami Beach, Florida 33139.
Present principal occupation or employment: The information set forth in Item 1 is incorporated herein by reference. Mr. Penn is the Chairperson and Chief Executive Officer to the Issuer and certain other funds managed by PennantPark Investment Advisers, LLC ("PPIA"). In addition, Mr. Penn serves as the managing member of PPIA and PennantPark Investment Administration, LLC ("the Issuer Administrator").
Criminal convictions in the last five years: During the last five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Penn is a citizen of the United States of America. Private Holdings is formed in Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On or about September 16, 2025, Private Holdings entered into a Subscription Agreement (the "Subscription Agreement") with the Issuer pursuant to which Private Holdings purchased 1,000,000 shares of Common Shares for a total aggregate purchase price of $25,000,000.00, funded by a combination of working capital of Private Holdings and capital contributions to Private Holdings from Mr. Penn.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 2 is incorporated herein by reference.

The Reporting Persons have acquired the securities reported herein for investment purposes and in furtherance of the Issuer's ability to conduct, operate and carry on the business of a business development company within the meaning of the 1940 Act.

Mr. Penn has control of PennantPark Private Income Fund Advisers, LLC, the Issuer's investment adviser (the "Issuer Adviser"), and the Issuer Administrator, in his capacity as managing member of PPIA, which serves as the sole member of each of the Issuer Adviser and the Issuer Administrator.

Other than as described above, neither Reporting Person has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Each of Mr. Penn and Private Holdings may be deemed to beneficially own 1,000,000 shares of Common Shares of the Issuer, which represents approximately 55.0% of the shares of Common Shares outstanding, based on 1,800,000 shares of Common Shares outstanding as of December 5, 2025, as reported by the Issuer on its Registration Statement on Form 10 filed with the Securities and Exchange Commission (the "SEC") on December 5, 2025 (the "Registration Statement"). The shares of Common Shares reported herein are directly held and beneficially owned by Private Holdings. Mr. Penn, who wholly owns Private Holdings, may be deemed the beneficial owner of the shares of Common Shares directly held by Private Holdings. Mr. Penn does not directly own any shares of the Issuer other than through his ownership of Private Holdings. Mr. Penn disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein, and the inclusion of these shares in this Schedule 13D shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: 1,000,000
Transactions in the class effected during the past sixty days: Other than as reported in this Schedule 13D or as otherwise reported by the Issuer in its Registration Statement, neither Reporting Person has effected any transaction in the class of securities reported in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of each Reporting Person, no person other than such Reporting Person, or the partners, members, affiliates or shareholders of each Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 2, 3 and 4 is incorporated herein by reference.

Private Holdings acquired the securities reported on this Schedule 13D pursuant to (i) a seed subscription agreement dated on or around June 30, 2025 (the "Seed Agreement"), pursuant to which Private Holdings made a $10,000 seed capital contribution to the Issuer and (ii) the Subscription Agreement, pursuant to which Private Holdings funded the balance of its capital contributions to the Issuer. Private Holdings has fully funded all amounts due under the Seed Agreement and the Subscription Agreement.

Except as described above, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Persons and between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement

## Signatures
- Arthur H. Penn: /s/ Arthur H. Penn, Arthur H. Penn (12/19/2025)
- PennantPark Private Holdings, LP: /s/ Arthur H. Penn, General Partner (12/19/2025)